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July 14, 2023
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christine Torney

and Kevin Vaughn
Re:

Vaxxinity,

Inc.

Form 10-K for Year

Ended December 31, 2022

File No. 001-41058
Dear Ms. Torney

and Mr. Vaughn

:
This letter sets forth Vaxxinity

Inc.’s (“the Company”) response to the comment

s

provided by the staff of
the U.S. Securities and Exchange Commission (the “Staff”)

relating to the Company’s Annual Report on
Form 10-K for the year ended December 31, 2022 contained

in the Staff’s letter dated July 5, 2023. For
the convenience of the Staff, the Staff’s comment

is restated in italics prior to the Company’s response.
Management's Discussion and Analysis of Financial Condition and

Results of Operations
Component of Our Results of Operations
Research and Development Expenses, page 94
1.

We note your disclosures on page 94 stating you allocate

third party research and development
expenses on a program-by-program basis but you do not

similarly allocate internal costs.
•
Please provide disclosures to be included in future filings to separately quantify your external
research and development expenses for your most significant

drug candidate projects/programs.
•
For expenses that are not allocated to specific projects

or programs, provide a breakdown of such
costs separated into their respective functional expense

categories (i.e., by nature or type of
expense) to be included in future filings.
•
Lastly, please tell

us in which periodic report the revised disclosures will

be included.
Response:

The Company acknowledges the Staff’s comment.

The Company respectfully advises the
Staff that it classifies research and development

expenses as either allocated expenses or unallocated
expenses. Allocated research and development expenses

are external expenses that are directly related
to a specific program.

Such expenses include, among others, third-party clinical

development services
(such as those provided by clinical research organization

s

and research laboratories), manufacturing
expenses, and consulting and other professional services

expenses. Unallocated research and
development expenses are internal and external expenses

that are not allocated to a specific program.
Such expenses include, among others, personnel expenses,

facility costs, laboratory materials and
equipment costs, and travel and entertainment expenses

related to research and development activities.
The Company cannot allocate such expenses to specific program because, for example, our research
and development personnel work across programs, and programs share common facilities, laboratory
materials, and equipment.
The Company informs the Staff that, in the Company’s

Quarterly Report on Form 10-Q for the quarter
ended June 30, 2023 and in each Quarterly Report on Form

10-Q and Annual Report on Form 10-Q
thereafter, the Company undertakes

to separately quantify allocated research and development

expenses
by the Company’s significant programs and separately

quantify unallocated research and development
expenses by functional expense categories. The Company intend

s

to include disclosure in the form below
in its future periodic reports,

which the Company will update to reflect the material

aspects of its research
and development expenses:

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Allocated research and development expenses are external

expenses that are directly related to a
specific program. Such expenses include, among others,

third-party clinical development services (such
as those provided by clinical research organizations and research laboratories), manufacturing expenses,
and consulting and other professional services expenses.

The Company's major programs are in the
areas of Neurodegenerative Disease, Chronic Disease

and Infectious Disease.

Other programs include
Platform development activities and preclinical research.
Allocated external research and development expenses

[increased/decreased] from $[____] for the
[year/X-months] ended [XXXX] to $[____] for the [year/X

-months] ended [XXXX].

Neurodegenerative Disease Program expenses [increased/decreased]

from $[____] for the [year/X-
months] ended [XXXX] to $[____] for the [year/X-months]

ended [XXXX]. This [increase/decrease]
primarily resulted from a $[____] [increase/decrease] in expenses for UB-311 primarily

attributable to
[____], a $[____] [increase/decrease] in expenses for UB-312 primarily attributable to [____], and a
$[____] [increase/decrease] in expenses for VXX-301 primarily attributable to [____].

Next Wave Chronic Disease Program

expenses [increased/decreased] from $[____] for the [year/X-
months] ended [XXXX]

to $[____] for the [year/X-months] ended [XXXX]. This

[increase/decrease]
primarily resulted from a $[____] [increase/decrease] in expenses for UB-313 primarily attributable to
[____], and a $[____] [increase/decrease] in expenses

for UB-401 primarily attributable to [____].

Infectious Disease Program expenses [increased/decreased]

from $[____] for the [year/X-months] ended
[XXXX] to $[____] for the [year/X-months] ended [XXXX]. This

[increase/decrease] primarily resulted from
a $[____] [increase/decrease] in expenses for UB-612 primarily attributable to [____].
Other Program expenses [increased/decreased] from $[____] for the [year/X-months] ended [XXXX] to
$[____] for the [year/X-months] ended [XXXX] primarily

attributable to [____].

We do not allocate internal and certain external expenses

by program, as our research and development
personnel work across programs, and programs share common facilities,

laboratory materials, and
equipment. Unallocated research and development expenses

[increased/decreased] from $[____] for the
[year/X-months] ended [XXXX] to $[____] for the [year/X-months]

ended [XXXX]. This
[increase/decrease] primarily resulted from a $[____] [increase/decrease]

in personnel-related expenses
primarily attributable to [____], a $[____] [increase/decrease]

in facility, laboratory

materials and
equipment costs attributable to [____], and a $[____] [increase/decrease]

in other indirect expenses
primarily attributable to [____].
Consolidated Financial Statements
Note 17. Commitments and Contingencies
Loss Contingency,

2.

Please address the following regarding the loss contingency

related to the purchase of materials
for your UB-612 vaccine:
•
Provide us with your analysis of ASC 450 supporting your

conclusion that expense and liability
recognition was not warranted for the outstanding order

amount.
Response:

The Company acknowledges the Staff’s comment.

Below we will present a brief
summary of the facts of the transaction, the guidance

we considered, and how we applied the
guidance to this transaction.
The Company informs the Staff that, in April 2021,

the Company signed an Authorization to
Proceed (“ATP”) agreement

with United Biopharma,

Inc. (“UBP”) authorizing UBP to purchase $3
million of raw materials to produce the Company’s

UB-612 vaccine. The Company paid UBP

$3

#97063561v7
million, which was recognized as research and development

expense on the Company’s
consolidated statements of operations.

Using those funds, UBP purchased,

and took title to,
$3million of raw materials.

The Company understands that UBP placed orders for additional

$4.2 million of raw materials in
anticipation of future demand upon regulatory approval and commercialization

.

Such purchases
were not covered by the ATP.

To

the Company’s knowledge, UBP has not taken

title to those
additional $4.2 million of raw materials. After an emergency use authorization (“EUA”) application
for UB-612 was denied by the Taiwan

Food and Drug Administration (“TFDA”) in August 2021,
the Company informed UBP that there was no need for

additional UB-612 protein production at
that time.
The Company understands that UBP has a three-year

period to negotiate the cancellations with
its suppliers and is still negotiating the cancellations and it is uncertain if and how much of such
raw materials UBP’s suppliers may be able to repurpose

or sell to other buyers.
At December 31, 2022, UBP had no outstanding claims

against the Company for the $4.2 million
in raw materials ordered beyond the amount authorized

by the Company in the ATP

.
The Company considered ASC 450 –Contingencies

to determine the appropriate accounting
treatment for this transaction. Specifically,

the Company considered:

ASC 450-20-25-2, which states that an estimated loss

from a loss contingency shall be
accrued if information before the financial statements are

issued or are available to be
issued indicates that it is both probable that a liability had been incurred at the date of
the financial statements and the amount of such loss can

be reasonably estimated.

ASC 450-20-30, which states that when no amount within

the range of probable loss is a
better estimate than any other amount, the minimum amount

in the range shall be
accrued.
Based on the information available to the Company at

the date of the consolidated financial
statements, the Company determined that a loss relating to

the $4.2 million of raw materials
purchases not authorized by the ATP

was not probable because (i) the Company and

UBP did
not have any legally binding contract that authorized the purchase of the $4.2 million of raw
materials, (ii) there was no claim by UBP with respect to any obligation or liability of the Company
with respect to the $4.2 million of raw materials, and (iii)

to the Company’s knowledge, UBP was
still working with its vendors to cancel the orders. Therefore,

the Company believes that the facts
do not indicate that it was probable that a liability had been incurred at the date of the
consolidated financial statements.
Furthermore, based on information available to the Company,

the Company estimated the size of
the loss as anywhere between zero and $4.2 million:

The loss would be zero if all of UBP’s
vendors agree to cancel the orders or if a legal proceeding

finds that the Company is not liable for
UBP’s purchases of raw materials beyond those

authorized by the ATP

.

The loss would be $4.2
million if the Company agreed to assume, or a legal proceeding determined,

the Company is
liable for UBP’s purchases of raw materials

beyond those authorized by the ATP.

The loss would
be between zero and $4.2 million if some of UBP’s

vendors agree to cancel the orders, if the
Company and UBP reach a settlement agreement, or

if a legal proceeding finds the Company
liable for some, but not all, of UBP’s orders beyond

those authorized by the ATP

.

In particular, the
Company believes that no amount within the zero to $4.2

million range of loss is a better estimate
than any other amount. Therefore, even if the loss was

probable, which the Company does not
believe to be the case, according to ASC 450-20-30, the minimum amount in the range (in this
case, being zero) should be accrued.

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Based on the foregoing, the Company

believes that it has properly concluded that expense

and
liability recognition was not warranted for the amount of

raw materials ordered by UBP beyond
the $3M authorized by the ATP

.
•
As part of your response, specifically address the related party nature of the transaction and how
this affiliation and overall relationship (including the fact that United Biomedical controls greater
than 50% of your voting shares) may ultimately impact

your ability to avoid payment under this
arrangement.
Response:

The Company acknowledges the Staff’s comment.

The Company advises the Staff
that this agreement,

which was entered into at arms’ length, was between the

Company and
United Biopharma (UBP), not United Biomedical (UBI).

The contracting company UBP does not
hold any shareholding or voting power in the Company.

UBP is considered a related party of the
Company for financial reporting purposes because UBI is a

major shareholder of both UBP and
the Company and hence the two companies are affiliates.

As disclosed in the Company’s Proxy Statement

on Schedule 14A, as of April 21, 2023, UBI held
shares representing 22.3% of the Company’s voting

power. The Company further

advises the
Staff that UBI’s shares are subject

to a Voting Agreement,

pursuant to which the Company’s
Chief Executive Officer holds the authority and

irrevocable proxies to vote such shares.

Therefore, the Company does not believe that the affiliation between the Company and UBI, or
between the Company and UBP,

impacts the liability of the Company with respect

to UBP’s $4.2
million of raw materials purchases beyond the amount

authorized by the ATP

or changes the
foregoing analysis that the likelihood of loss is not “probable”

and that no amount within the zero
to $4.2 million range of loss is a better estimate than any

other amount.
•
To the extent

you are able to support that expense and liability

recognition is not warranted,
revise your future filings to provide updated disclosure

of the remaining amount of the
contingency liability that has not been recorded. Such

disclosures should quantify the extent to
which the contingent liability has decreased since the pause in manufacturing was requested.
Refer to ASC 450-20-50 and provide us with your proposed

disclosure.
Response:

The Company acknowledges the Staff’s comment.

The Company undertakes to
reassess expense and liability recognition when preparing the consolidated financial statements.
If material facts or circumstances change such that recognition is appropriate under ASC 450, the
Company will recognize such loss. Before then, in addi

tion to its existing disclosure, the Company
intends to include disclosure in the form below in its future periodic reports:
“As of [issuance date of the consolidated financial statements

], there is no claim against the
Company by UBP related to these orders, no settlement

or other agreement has been reached
between the Company and UBP or,

to the Company’s knowledge, between

UBP and its
suppliers. Therefore, the range of the potential loss is

still $0 to $4.2 million.”
* * *
The Company believes that the information contained

in this letter, together with revised

disclosures its
following periodic reports, is responsive to the Staff

’s comments.

Please do not hesitate to contact me at
917-359-2075 if you have any questions regarding the

foregoing or if we can provide any additional
information.
Very truly yours,
/s/ Jason Pesile
Jason Pesile
Senior Vice President, Finance & Accounting
Vaxxinity,

Inc.